October 30, 2023

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

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VIA EDGAR AND ELECTRONIC SECURE TRANSFER

CARGO THERAPEUTICS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

U.S. Securities and Exchange Commission	FOIA Confidential Treatment
Division of Corporation Finance	Requested Under 17 C.F.R. § 200.83
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Christine Torney, Mary Mast, Jimmy McNamara, Tim Buchmiller

Re:	CARGO Therapeutics, Inc.
Registration Statement on Form S-1
Filed on October 20, 2023
File No. 333-275113

Ladies and Gentlemen:

On behalf of CARGO Therapeutics, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 on October 20, 2023 with the Commission (the “Registration Statement”).

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this Letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. §200.83). This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted version of this Letter will be filed with the Commission on EDGAR, omitting the confidential information.

October 30, 2023

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation. In particular, the Company references Comment #12 of the Staff’s letter dated September 18, 2023 with respect to providing an explanation for the determination of the fair value of the awards underlying the Company’s equity issuances and the reasons for any differences between the recent valuations of its common stock and the estimated offering price. The supplemental response set forth below is based upon information provided to Latham & Watkins LLP by the Company.

The Company’s discussion of its accounting for stock-based compensation is primarily contained within the sections of the Registration Statement titled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting estimates and significant judgments and estimates—Stock-based compensation” (the “MD&A”) and appears on pages 121-123 of the Registration Statement and Note 10 to the audited financial statements of the Company in the Registration Statement and Note 9 to the unaudited condensed financial statements of the Company in the Registration Statement (the “Financial Statements”).

ESTIMATED IPO PRICE RANGE

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting the input from the underwriters for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any stock split that the Company expects to effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The post-split price range will be narrowed within the Preliminary IPO Price Range prior to distribution of the preliminary prospectus in connection with the Company’s road show. For consistency with the Registration Statement, all data in this Letter is reflected on a pre-split basis, unless otherwise expressly noted.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and J.P. Morgan Securities LLC, Jefferies LLC and Cowen and Company, LLC, the representatives of the several underwriters (the “Representatives”), and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

EQUITY AWARD GRANTS SINCE JANUARY 1, 2023

The following table summarizes the number of shares of common stock underlying stock options granted since January 1, 2023, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock used to determine stock-based compensation expense for financial reporting purposes. The Company does not expect to make any additional grants prior to the completion of its IPO other than grants made concurrent with the IPO at an exercise price equal to the final IPO price (if any).

CONFIDENTIAL TREATMENT REQUESTED BY

CARGO THERAPEUTICS, INC.

October 30, 2023

Grant Date	Type of award	Number of Shares of Common Stock Underlying Options or Restricted Stock Awards Granted	Fair Value Price Per Share			Exercise Price Per Share
February 3, 2023	Restricted Stock Awards	25,434	$	[	***]		NA
April 21, 2023	Options	26,934,673	$	[	***]	$	[	***]
August 30, 2023(1)	Options	8,858,444	$	[	***]	$	[	***]
August 31, 2023	Options	5,780,000	$	[	***]	$	[	***]
September 29, 2023	Options	1,418,000	$	[	***]	$	[	***]
October 11, 2023	Options	4,986,061	$	[	***]	$	[	***]

(1)

The Board passed resolutions to grant 2,068,999 and 6,789,444 stock options on July 21, 2023 and August 30, 2023, respectively, however the exercise price for those stock options was approved on August 30, 2023. In accordance with ASC 718, the criteria for the establishment of the grant date for these grants were met on August 30, 2023, when the exercise price was established and all necessary approvals were obtained.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board also considered numerous objective and subjective factors, along with input from management and third-party valuation firms, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

During the period discussed in this Letter, the Company has obtained independent third-party valuations of its common stock on a regular basis as well as following events or conditions that the Company determined could cause the assumptions, qualifications or methodologies contained in prior independent third-party valuations to materially change. The Company (a) for the valuation performed on January 1, 2022 and February 9, 2023, utilized the option-pricing model (“OPM”) back solve method for determining the fair value of its common stock and (b) for the valuations performed on July 7, 2023 and August 1, 2023, utilized a hybrid method (the “Hybrid Method”) of the OPM and the probability-weighted expected return model (“PWERM”) for determining the fair value of the Company’s common stock.

The valuations utilizing the OPM framework required the input of highly subjective assumptions, including (a) the expected volatility of the Company’s stock, (b) the expected term of the award, (c) the risk-free interest rate and (d) equity price. Due to the lack of a public market for the trading of the Company’s common stock and a lack of company-specific historical and implied volatility data, the valuations utilizing the OPM framework based the estimate of expected volatility on the historical volatility of a group of peer companies that are publicly traded. For these analyses, the third-party valuation firm selected companies with comparable characteristics to the Company including enterprise value, risk profiles and position within the industry, and with historical share price information sufficient to meet the expected life of the stock-based awards. The valuations utilizing the OPM framework then computed the historical volatility data. The valuations utilizing the OPM framework estimated the expected life of the Company’s employee stock options based on management’s expected time to a potential liquidity event. The risk-free interest rates for periods within the expected life of the option were based on the U.S. Treasury yield rate in effect during the period the options were granted.

CONFIDENTIAL TREATMENT REQUESTED BY

CARGO THERAPEUTICS, INC.

October 30, 2023

Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios and the resulting per share value of the common stock is discounted for a lack of marketability. Using the PWERM, the enterprise value under various exit scenarios including an IPO and staying private that considered the Company’s estimate of the timing of each scenario, were weighted based on the Company’s estimate of the probability of each event occurring. For IPO exit scenarios, the IPO valuations were determined using two methods. The first method considered IPO valuations observed for companies operating in industries and geographies similar to the Company. The second method involved calculating multiples of the IPO pre-money valuation observed for each company relative to its respective latest post-money valuation achieved in a private financing (“IPO Step-Up Multiple”) to determine an appropriate IPO Step-Up Multiple for the Company. Equal weight was then given to each method. For each IPO scenario, value was allocated to the outstanding shares assuming automatic conversion of all classes of the Company’s preferred stock to common stock.

The Hybrid Method combines the PWERM and OPM. For this method, a weighted enterprise value is determined under multiple scenarios consistent with the PWERM, but the OPM is used to allocate the enterprise value among the equity instruments. The Company determined to incorporate the PWERM into its valuation methodology as values associated with various potential outcomes were considered estimable, in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions.

After the equity value is determined and allocated to the various equity securities, a discount for lack of marketability (“DLOM”) is applied to arrive at the fair value of the Company’s common stock. A DLOM is applied based on the theory that an owner of stock in a private company has limited opportunities to sell this stock, and any such sale would involve significant transaction costs, thereby reducing overall fair market value. Thus, an adjustment to the preliminary value estimate must be made to account for the lack of liquidity an owner of a private enterprise would experience.

DISCUSSION OF FAIR VALUE DETERMINATIONS SINCE JANUARY 1, 2022

The table below sets forth the fair market value determinations of the Company’s common stock as provided by independent third-party valuation reports for periods since January 1, 2022.

CONFIDENTIAL TREATMENT REQUESTED BY

CARGO THERAPEUTICS, INC.

October 30, 2023

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share
January 1, 2022	$	[***]
February 9, 2023	$	[***]
July 7, 2023	$	[***]
August 1, 2023	$	[***]

Corporate and Financing History

The Company was founded in December 2019 as a Delaware corporation under the name Syncopation Life Sciences, Inc. The Company changed its name to CARGO Therapeutics, Inc. in September 2022.

As depicted in the table above, the Company experienced an increase in its equity value since January 1, 2023. The increases in the estimated values were primarily driven by the following key events:

•

In February 2023, the Company executed its Series A Preferred Stock Purchase Agreement (“Series A-1 Financing”), and at the initial closings in February 2023, issued and sold to existing and new investors 68,832,003 shares of its Series A-1 redeemable convertible preferred stock, par value $0.001 per share (the Series A-1 Preferred Stock”), for $1.00 per share for gross proceeds of approximately $68.8 million. The Series A-1 Financing included two additional tranches of Series A-1 Preferred Stock to be issued upon the achievement of certain milestones.

•

Concurrent with the initial closings of the Series A-1 Financing, the Company converted $32.9 million in principal and accrued interest of convertible notes and issued 43,824,255 shares of its Series A-2 redeemable convertible preferred stock at a conversion price of $0.75 per share.

•

In June 2023, the Company closed the second tranche of the Series A-1 Financing and in July 2023, the Company issued 45,888,000 shares of its Series A-1 Preferred Stock for $1.00 per share for gross proceeds of approximately $45.9 million.

•

In June 2023, the Company made the decision to pursue and began to commence preparation for an IPO, including the selection of underwriters. An organizational meeting for the IPO was held on August 1, 2023, with drafting of the registration statement commencing thereafter.

•

In August 2023, the Company appointed notable industry veterans to its board of directors, which included John Orwin as Chairman, David Lubner as Independent Director and Strategic Finance and Audit Committee Chair and Dr. Krishnan Viswanadhan as Independent Director.

CONFIDENTIAL TREATMENT REQUESTED BY

CARGO THERAPEUTICS, INC.

October 30, 2023

•	In September 2023, the Company appointed Michael Ports, PhD, as Chief Scientific Officer.

•

The Company filed its first confidential draft registration statement on September 1, 2023, which was followed by the filing of the amended confidential draft registration statement on October 4, 2023.

•	The Company held “testing-the-waters” meetings with investors from mid-September 2023 through October 2023.

•	The Company publicly filed the Registration Statement on October 20, 2023.

•

On October 27, 2023, the Company closed the third tranche of the Series A-1 Financing and issued and sold 86,039,997 shares of its Series A-1 Preferred Stock for $1.00 per share for gross proceeds of approximately $86.0 million.

January 1, 2022 Valuation and Fair Value Determination

The Company obtained an independent third-party valuation of the Company’s common stock as of January 1, 2022, and based on its consideration of this valuation and the objective and subjective factors described on pages 121-122 of the Registration Statement, the Board determined that the fair value of the Company’s common stock was $[***] per share as of January 1, 2022 (the “January 2022 Valuation”).

The January 2022 Valuation estimated the equity value of the Company using a market approach based on the sale price of shares of the Company’s Series Seed convertible preferred stock, par value $0.001 per share (the “Series Seed Convertible Preferred Stock”), in February 2021. The total equity value was then allocated to the Company’s common stock using OPM. The fair value of the Company’s common stock under OPM was determined to be $[***] per share in the early exit scenario at a probability of [***]% and [***]% per share in the late exit scenario at a probability of [***]% yielding a probability-weighted fair value of $[***] per share. A [***]% DLOM to the value of the common stock on a marketable basis was applied to arrive at a probability-weighted fair value of $[***] per share as of January 1, 2022 on a minority, non-marketable basis.

For the grants made on February 3, 2023, the Board considered the January 2022 Valuation together with any subsequent changes in the objective and subjective factors described on pages 121-122 of the Registration Statement to determine the fair value of the common stock at the time of grant and concluded that the fair value of the common stock was $[***] per share, and granted the restricted stock awards based on that price.

CONFIDENTIAL TREATMENT REQUESTED BY

CARGO THERAPEUTICS, INC.

October 30, 2023

February 9, 2023 Valuation and Fair Value Determination

The Company obtained an independent third-party valuation of the Company’s common stock as of February 9, 2023 (the “February 2023 Valuation”) and based on its consideration of this valuation and the objective and subjective factors described on pages 121-122 of the Registration Statement, the Board determined that the fair value of the Company’s common stock was $[***] per share as of February 9, 2023.

The February 2023 Valuation estimated the equity value of the Company using a market approach based on estimated implied value per share of the Company’s Series A-1 Preferred Stock at $[***] per share. This implied value per share was based on the Series A-1 Preferred Stock price of $1.00 per share, less the implied tranche liability for the second and third tranches of the Series A-1 Financing, which had not closed. The total equity value was then allocated to the various classes of the Company’s equity using the OPM. The fair value of the Company’s common stock on a marketable basis was determined under OPM to be $[***] per share. A [***]% DLOM to the value of the common stock on a marketable basis was applied to arrive at a value of $[***] per share as of February 9, 2023 on a minority, non-marketable basis.

For the grants made on April 21, 2023, the Board considered the February 2023 Valuation together with any subsequent changes in the objective and subjective factors described on pages 121-122 of the Registration Statement to determine the fair value of the common stock at the time of grant and concluded that the fair value of the common stock was $[***] per share and granted options with that exercise price.

July 7, 2023 Valuation and Fair Value Determination

The Company obtained an independent third-party valuation of the Company’s common stock as of July 7, 2023 (the “July 2023 Valuation”) and based on its consideration of this valuation and the objective and subjective factors described on pages 121-122 of the Registration Statement, the Board determined that the fair value of the Company’s common stock was $[***] per share as of July 7, 2023.

The July 2023 Valuation utilized the Hybrid Method for determining the fair value of the Company’s common stock. The transition to the Hybrid Method was based on the Company’s progress towards a potential IPO. The July 2023 Valuation estimated the equity value of the Company under three scenarios: a stay private, an early IPO exit and a late IPO exit. Given that the Company had selected underwriters and was taking more substantial steps towards an IPO with an expected effectiveness date by the end of 2023 or in the first half of 2024, the July 2023 Valuation included an exit via an IPO as a scenario. The stay private scenario applied a single market approach that derived an implied total equity value from the fair value of the Company’s Series A-1 Preferred Stock of $[***] per share as valued upon the second closing on July 7, 2023. The total equity value was then allocated to the various classes of the Company’s equity using the OPM. The fair value of the Company’s common stock on a marketable basis was determined under the OPM to be $[***] per share. For the IPO scenarios, fair value was determined to be $[***] per share and $[***] per share under the early IPO exit and the late IPO exit scenarios, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY

CARGO THERAPEUTICS, INC.

October 30, 2023

The DLOM was determined to be [***]%, [***]% and [***]% for the stay private, early IPO exit and late IPO exit scenarios, respectively. Management estimated the probabilities for a stay private, early IPO exit and late IPO exit of [***]%, [***]% and [***]%, respectively, to arrive at the probability weighted-average fair value of common stock of $[***] per share on a minority, non-marketable basis.

August 1, 2023 Valuation and Fair Value Determination

The Company obtained an independent third-party valuation of the Company’s common stock as of August 1, 2023 (the “August 2023 Valuation”) and based on its consideration of this valuation and the objective and subjective factors described on pages 121-122 of the Registration Statement, the Board determined that the fair value of the Company’s common stock was $[***] per share as of August 1, 2023.

The August 2023 Valuation estimated the equity value of the Company under three scenarios: a stay private, an early IPO exit and a late IPO exit. The stay private scenario applied a single market approach that began with the fair value of shares of the Company’s Series A-1 Preferred Stock of $[***] per share in the second closing on July 7, 2023 and then evaluated changes in the market capitalization of the Company’s publicly traded peers between July 7, 2023 and the August 1, 2023, determining no need to adjust equity value. For the IPO scenarios, fair value was determined to be $[***] per share and $[***] per share under the early IPO exit and the late IPO exit scenarios, respectively. The DLOM was determined to be [***]%, [***]% and [***]% for the stay private, early IPO exit and late IPO exit scenarios, respectively. Management decreased the estimated probability for a stay private scenario to 60.0% and doubled the probabilities for the early IPO exit and late IPO exit to [***]% and [***]% (from [***]% and [***]% in the July 2023 Valuation), respectively, to arrive at the probability weighted-average fair value of common stock of $[***] per share on a minority, non-marketable basis.

For the grants made on August 30, 2023, August 31, 2023, September 29, 2023 and October 11, 2023, the Board considered the August 2023 Valuation to determine the fair value of the common stock at the time of grant and concluded that the fair value of the common stock was $[***] per share and granted options with that exercise price on such dates.

PRELIMINARY IPO PRICE RANGE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined as a result of negotiations among representatives of the Company’s management, the Board and the underwriters. Among the factors that were considered in setting a range included the following:

•	a comparison of the valuation of comparable companies at the time of their respective IPOs;

CONFIDENTIAL TREATMENT REQUESTED BY

CARGO THERAPEUTICS, INC.

October 30, 2023

•	a comparison of comparable public companies at a similar stage of development and commercial growth;

•	a comparison of the valuation increases for comparable companies at the time of their respective IPOs;

•	favorable feedback from prospective investors as a result of testing-the-waters meetings;

•	the receipt of approximately $86.0 million in connection with the closing of the third tranche of the Series A-1 Financing on October 27, 2023;

•	the substantial progress the Company made in advancing its IPO including clearing the Staff’s comments on the Registration Statement and publicly filing the Registration Statement; and

•

recent market conditions used in the determination of the Preliminary IPO Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

COMPARISON OF PRELIMINARY IPO PRICE RANGE AND ESTIMATED EQUITY FAIR VALUE PER SHARE

For the equity awards granted since January 1, 2023, there are a number of factors that account for the increase in the Preliminary IPO Price Range over the applicable grant date fair value used for determining stock-based compensation expense. These include:

•

The Company’s valuation methodologies, which are both commonly accepted and applied in the valuation community and are consistent with the methods and guidance in the AICPA Practice Guide, reflect the potential for alternative liquidity events occurring at different future dates, which inherently decreases the estimated fair value per share due to the combination of (i) the discounting to present value for each of the future business values upon a liquidity event; and (ii) the application of a discount for lack of marketability.

•

Upon completion of the IPO, all of the Company’s outstanding redeemable convertible preferred stock would automatically convert to common stock and the associated preferred stock rights, including liquidation rights, would be eliminated.

CONFIDENTIAL TREATMENT REQUESTED BY

CARGO THERAPEUTICS, INC.

October 30, 2023

•

The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions, (iv) the increased visibility with acquirors, and (v) the expected increased strategic flexibility and enhanced operational flexibility to potentially obtain regulatory approval for and commercialize the Company’s product candidates.

•

The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

•	The Preliminary IPO Price Range was not discounted for a lack of marketability or any other factor.

CONCLUSION

In conclusion, the Company believes that the deemed per share fair values of its common stock used as the basis for determining the stock-based compensation expense for financial reporting purposes are reasonable and appropriate, and the Company respectfully submits that the differences from the Preliminary IPO Price Range are reasonable in light of all of the considerations outlined above.

In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this Letter.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (650) 470-4809 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ben Potter

Ben Potter of LATHAM & WATKINS LLP

cc:	Gina Chapman, CARGO Therapeutics, Inc.

Anup Radhakrishnan, CARGO Therapeutics, Inc.

Halley Gilbert, CARGO Therapeutics, Inc.

B. Shayne Kennedy, Esq., Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY

CARGO THERAPEUTICS, INC.

October 30, 2023

Phillip Stoup, Esq., Latham & Watkins LLP

Denny Won, Cooley LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Peinsipp, Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY

CARGO THERAPEUTICS, INC.